UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.           General Identifying Information

1.           Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[     ]         Merger
[ X ]         Liquidation
[     ]         Abandonment of Registration
[     ]         Election of status as a Business Development Company

2.           Name of funds: Ambassador Funds

3.           Securities and Exchange Commission File No.:  811-09941

4.            Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[  X ] Initial Application                                           [    ] Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
              500 Griswold Street, Suite 2800, Detroit, Michigan 48226
6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael D. Barolsky U.S. Bancorp Fund Services, LLC MK-WI-T10 777 E. Wisconsin Avenue Milwaukee, WI 53202 414.765.5586	or	Brian T. Jeffries President Ambassador Funds 500 Griswold Street, Suite 2800 Detroit, MI 48226 313.961.3111

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Fund Services Group, LLC 1776-A South Naperville Road, Suite 101 Wheaton, IL 60189 1.866.956.4424	Ambassador Capital Management, LLC 500 Griswold Street, Suite 2800 Detroit, MI 48226 313.961.3111

8.           Classification of fund (check only one):

[ X ] Management company;
[   ]   Unit investment trust; or
[   ]   Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
[  X ] Open-end                                [    ] Closed-end

10.         State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Ambassador Capital Management 500 Griswold Street, Suite 2800 Detroit, MI 48226	Convergence Financial Service, Inc 4000 Town Center, 11th Floor Southfield, MI 48075	Clarkston Capital Partners, LLC 260 E. Brown Street Birmingham, MI 48009
GPS Investment Advisors, Inc. d/b/a SBA Investment Advisers 3989 Research Park Drive, Suite 102 Ann Arbor, MI 48108	Standish Mellon Asset Management Company, LLC 201 Washington Street Boston, MA 02108	Fifth Third Asset Management, Inc. 111 Lyon Street, N.W. Grand Rapids, MI 49503
Victory Capital Management, Inc 127 Public Square Cleveland, OH 44114	BNY Investment Advisors One Wall Street New York, NY 10286

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, WI 53202

13.         If the fund is a unit investment trust ("UIT") provide:  Not applicable

(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes                                [ X ] No

15.           (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?

[ X] Yes                                 [   ] No

If Yes, state the date on which the board vote took place: September 27, 2012
If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ] Yes                                [ X] No

If Yes, state the date on which the shareholder vote took place:
If No, explain: Shareholder approval is not required by the Registrant’s Agreement and Declaration of Trust or applicable state law.

II. Distributions to Shareholders

16.         Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X] Yes                                 [   ] No

(a) If Yes, list the date(s) on which the fund made those distributions: October 15, 2012
(b) Were the distributions made on the basis of net assets?

[ X ] Yes                                [   ] No

(c) Were the distributions made pro rata based on share ownership?
[X ] Yes                                 [   ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

 (e) Liquidations only:
Were any distributions to shareholders made in kind?

[   ] Yes                                 [ X ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.         Closed-end funds only:
              Has the fund issued senior securities?

              Not applicable.

18.         Has the fund distributed all of its assets to the fund's shareholders?

[ X ] Yes                                 [   ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19.         Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes                                 [ X ] No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.         Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ] Yes                                [ X ] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?  [   ] Yes                                                                                                           [   ] No

21.         Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes                      [ X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.           (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses:
(ii) Accounting expenses:
(iii) Other expenses (list and identify separately):
(iv) Total expenses (sum of lines (i)-(iii) above):
(b) How were those expenses allocated?
(c) Who paid those expenses?

(d) How did the fund pay for unamortized expenses (if any)?

While each liquidating series of Ambassador Funds is required to pay all expenses in connection with the liquidation, because each series has an expense limitation agreement in place with its investment adviser, and because other expenses are already in excess of that limit, the adviser to each series has borne (or will bear) all expenses of the liquidation.

23.         Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[   ] Yes                      [ X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.         Is the fund a party to any litigation or administrative proceeding?

[   ] Yes                                 [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.         Is the fund now engaged, or intending to engage, in any business activities other than those necessary forwinding up its affairs?

[   ] Yes                                 [  X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.           (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 811-___
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Ambassador Funds, (ii) he or she is the President of Ambassador Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Brian T. Jeffries
Brian T. Jeffries, President